SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of  April, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

VOTORANTIM CELULOSE E PAPEL S.A.
Open Company
CNPJ/MF¹ number 60.643.228/0001-21
NIRE² 35.300.022.807
¹ Brazilian National Registry of Legal Entities of the Brazilian Federal Treasury Department (“CNPJ/MF”)
² Corporate Register Identification Number (“NIRE”)

MINUTES OF THE ANNUAL AND SPECIAL GENERAL MEETINGS HELD ON APRIL 25, 2007.

Date, Place, and Time:	Meetings held on April 25, 2007, 2:00 p.m., at the Company’s headquarters at Alameda Santos, 1,357, 8[o] andar [8th floor], in the City of São Paulo, State of São Paulo.

Attendance:
(i) Shareholders representing the entirety of the voting capital and shareholders holding preferred stock with no voting right, pursuant to the signatures contained in the Shareholders’ Attendance Book; (ii) Valdir Roque - Director; (iii) João Carlos Hopp, Statutory Audit Council; (iv) PricewaterhouseCoopers Auditores Independentes - Marcelo Orlando (Regional Accounting Council (“CRC’) 1SP [São Paulo Section] 217518/07).

Calls:	Meeting Call Notice published on April 10, 11 and 12, 2007, in the Official Gazette of the State of São Paulo, and in “Valor Econômico” newspaper on April 10, 11 and 12, 2007.

Presiding Board:	Mr. Valdir Roque - Chairman
Mr. Eduardo Lavini Russo - Secretary

Agenda:
1. At the Annual General Meeting: (a) Appreciation of managers’ accounts, review, discussion, and voting of Financial Statements for the fiscal year ended on December 31, 2006; (b) Destination of the net profit of the fiscal year ended on December 31, 2006, and ratification of the payment of Interests on Own Capital approved at the meeting of the Board of Directors on 12.18.2006, to be imputed to the mandatory dividend; (c) Election of the members of the Board of Directors and election, in separate, of a member of the board by non- controlling holders of preferred stocks, and without a triple list, observing the 10% minimum percentage of the capital stock under the provisions of Article 141, §4, subsection II, of the Corporations Law; (d) Election of the members of the Statutory Audit Council; (e) Fixing of annual global compensation for Management bodies, and (f) Other subjects of corporate interest. 2. At the Special General Meeting: (a) alteration of articles of the By-laws with the purpose of making the language more clear and to suit it to the best practices of Corporate Governance by: i) complementing the list of Articles 6, 14, and 27 (caput); ii) inclusion of sub-sections to Articles 17 and 25; e (iii) inclusion of paragraph 4 to the Article 27 of the By-laws, and (b) consolidation of the By-laws.

Resolutions:	Once the session was installed and the Presiding Board of the meeting was chosen by the shareholders as provided for in Article 27, § 3, of the By-laws, the following resolutions were taken:

1. At the Annual General Meeting:

(a) Financial Statements - Management Report. The Financial Statements for the financial year ended on December 31, 2006 accompanied by the Management Report, were approved.

(b) Result of the Year - Destination. The motion submitted by the Board of Directors was discussed and approved according to the resolutions at the meeting of that body held on 01/15/2007 for destining the net profit of the year amounting BRL 630,100,390.08 (six hundred and thirty million, one hundred thousand, three hundred and ninety Brazilian Reais, and eight cents), as follows: (i) BRL 31,505,019.50 (thirty-one million, five hundred and five thousand, nineteen Brazilian Reais, and fifty cents) for constituting a legal reserve; (ii) BRL 291,566,382.26 (two hundred and ninety-one million, five hundred and sixty-six thousand, three hundred and eighty-two Brazilian Reais, and twenty-six cents) to the account of profit reserve for investments, pursuant to the Capital Budget prepared by the management and hereby approved by the shareholders; and (iii) the resolution of the Board of Directors was ratified at a meeting held on December 18, 2006, which approved the payment by the Company to shareholders of interests on own capital in the overall value of BRL 320,000,000.00 (three hundred and twenty million Brazilian Reais), with BRL 158.168.736,00 (one hundred and fifty-eight million, one hundred and sixty-eight thousand, seven hundred and thirty-six Brazilian Reais) the gross amount for common stock corresponding to BRL 1.496358259 for each common share, and BRL 161,831,263.00 (one hundred and sixty-one million, eight hundred and thirty-one thousand, and two hundred and sixty-three cents) the gross amount for preferred stock corresponding to BRL 1.645994085 for each preferred share. The amount of the interests on own capital was credited to the shareholders on 12.18.2006, in accordance with the stock positions held on 12.26.2006, and represents an amount exceeding the minimum mandatory dividend which it is imputed to, in compliance with the Company’s Dividend Policy. The interests on own capital shall be financially made available to shareholders on 05/10/07, without monetary update.

(c) Election of the Members of the Board of Directors: Upon appointment by the controlling shareholders, the following members were elected for forming the Company’s Board of Directors for a two (2)-year term of office to be effective up to 04/30/2009, which is the deadline for holding the Annual General Meeting for the Fiscal Year 2008: Mr. JOSÉ ROBERTO ERMÍRIO DE MORAES, a Brazilian citizen, married, industrial, domiciled in this Capital at Rua [Street] Amauri no 255, 16o andar [16th floor], bearer of the Brazilian Identification Card (“RG”) number 4.960.820 issued by the Public Security Department of the State of São Paulo (“SSP/SP”), and registered with the Brazilian Federal Treasury Department as an Individual Taxpayer (“CPF/MF”) under number 029.080.178-81, as Chairman of the Board; Mr. FABIO ERMÍRIO DE MORAES, a Brazilian citizen, married, industrial, domiciled in this Capital at Rua [Street] Amauri no 255, 15o andar [15th floor], bearer of the Brazilian Identification Card (“RG”) number 11.418.526, issued by the Public Security Department of the State of São Paulo (“SSP/SP”), and registered with the Brazilian Federal Treasury Department as an Individual Taxpayer (“CPF/MF”) under number 083.358.948-25, as Vice-Chairman of the Board; CLÓVIS ERMÍRIO DE MORAES SCRIPILLITI, a Brazilian citizen, married, industrial, domiciled in this Capital at Rua [Street] Amauri no 255, 14o andar [14th floor], bearer of the Brazilian Identification Card (“RG”) number 5.584.184, issued by the Public Security Department of the State of São Paulo (“SSP/SP”) and registered with the Brazilian Federal Treasury Department as an Individual Taxpayer (“CPF/MF”) under number 023.290.828-19; CARLOS ERMÍRIO DE MORAES, a Brazilian citizen, married, engineer, domiciled in this Capital at Rua [Street] Amauri no 255, 16o andar [16th floor], bearer of the Brazilian Identification Card (“RG”) number 5.185.257, issued by the Public Security Department of the State of São Paulo (“SSP/SP”) and registered with the Brazilian Federal Treasury Department as an Individual Taxpayer (“CPF/MF”) under number 021.946.058-27; JOSÉ LUCIANO DUARTE PENIDO, a Brazilian citizen, married, engineer, bearer of the Brazilian Identification Card (“RG”) number M-3.764.122, issued by the Public Security Department of the State of Minas Gerais (“SSP/MG”) and registered with the Brazilian Federal Treasury Department as an Individual Taxpayer (“CPF/MF”) under number 091.760.806-25, domiciled in this Capital, at Alameda [Boulevard] Santos, no 1357, 6o andar [6th floor], Cerqueira César [District] as Members of the Board.

The Members of the Board hereby elected state, for the purposes of the provisions in §1, Article 147, of the Corporation Law, that they are not subject to any of the crimes under the law that prevent them from conducting mercantile businesses, and the statements provided for under the Article 147, § 3, of the Corporation Law and in CVM Instruction number 367/02 were submitted to the meeting.

This voting result was supported by the preferred shareholders without voting rights Mr. Sergio Feijão Filho and the Investment Funds and Investment Clubs of Geração Futuro Corretora de Valores S/A.

No manifestation was presented by BNDES Participações Ltda., Morgan Stanley Institutional Fund, Inc, Active International Allocation Portfolio, Morgan Stanley International, Bell Atlantic Master Pension Fund and Van Kanpem Series Fund, Inc, Van Kanpem Global Equity Allocation.

(d) Election of the Statutory Audit Council. The following members were elected for forming the Company’s Statutory Audit Council for a term of office to be effective up to the Annual General Meeting of the fiscal year 2007: (i) by shareholders with voting rights in the Company, Messrs. JOÃO CARLOS HOPP, a Brazilian citizen, married, economist, bearer of the Brazilian Identification Card (“RG”) number 1.395.761, issued by the Public Security Department of the State of São Paulo (“SSP/SP”), and registered with the Brazilian Federal Treasury Department as an Individual Taxpayer (“CPF/MF”) under number 201.275.708-10, resident and domiciled at Alameda [Boulevard] Casa Branca, no 456, 7o andar [7th floor], apto [apartment] 71, Cerqueira César [District], São Paulo [City], S.P. [State of São Paulo], and as a substitute therefor, GERALDO GIANINI, a Brazilian citizen, married, bearer of the Brazilian Identification Card (“RG”) number 4.544.903-X, issued by the Public Security Department of the State of São Paulo (“SSP/SP”), and registered with the Brazilian Federal Treasury Department as an Individual Taxpayer (“CPF/MF”) under number 531.905.488-20, resident and domiciled at Rua [Street] Bandeira Paulista, 147 - apto. [apartment] 44, Itaim Bibi [District] - São Paulo [City] - SP [State of São Paulo]; Messrs. SAMUEL DE PAULA MATOS, a Brazilian citizen, married, economist and accountant, bearer of the Brazilian Identification Card (“RG”) number 4.104.837, issued by the Public Security Department of the State of São Paulo (“SSP/SP”), and registered with the Brazilian Federal Treasury Department as an Individual Taxpayer (“CPF/MF”) under number 069.815.428-20, resident and domiciled at Al. [Boulevard] Sarutaiá, 320, apto. [apartment] 62, Jd. Paulista [District] - São Paulo [City], S.P. [State of São Paulo], and as a substitute, SÉRGIO SEIDIYU YATABE, a Brazilian citizen, married, business administrator, bearer of the Brazilian Identification Card (“RG”) number 7.509.679, and registered with the Brazilian Treasury Department as an Individual Taxpayer (“CPF”) under number 692.977.208-97, resident and domiciled at Rua [Street] Iperoig, no 690, apto. [apartment] no 52, bairro [District] Perdizes, São Paulo [City], S.P. [State of São Paulo]; and (ii) by preferred shareholders without voting rights, Messrs. HAROLDO DO ROSARIO VIEIRA, a Brazilian citizen, married, banker, bearer of the Brazilian Identification Card (“RG”) number 01953232-V, and registered with the Brazilian Federal Treasury Department as an Individual Taxpayer (“CPF/MF”) under number 055.748.382-49, resident and domiciled in Brasília - DF, at CCSW 04 Lote 03, apto. 506, Edifício Renoir], and as a substitute, ANTONIO SERGIO BATTOCHIO, a Brazilian citizen, married, bank employee and economist, bearer of the Brazilian Identification Card (“RG”) number 4810984, and registered with the Brazilian Federal Treasury Department as an Individual Taxpayer (“CPF/MF”) under number 189.885.478-53, resident and domiciled at rua XV de Agosto, 299, Jd. Alvorada, City of Jaú - SP. The substitutes shall be installed in office in the event of a vacancy in the position of the respective incumbent members. A monthly individual compensation for the incumbent members of the Statutory Audit Council was approved in a minimum of ten percent (10%) and maximum of twenty percent (20%) of the compensation that is in average assigned to each Company Officer, to be excluded from such calculation the charges, bonuses and Year End 13th salary. The members of the Board shall receive 12 monthly salaries and shall not be entitled to benefits, representation allowances and participation in the company results.

This voting result was supported by the preferred shareholders without voting rights: Mr. Sergio Feijão Filho and the Investment Funds and Investment Clubs of Geração Futuro Corretora de Valores S/A.
No manifestation was presented by Morgan Stanley Institutional Fund, Inc, Active International Allocation Portfolio, Morgan Stanley International, Bell Atlantic Master Pension Fund and Van Kanpem Series Fund, Inc, Van Kanpem Global Equity Allocation.

(e) Annual Overall Compensation for Management Bodies. The annual overall compensation for Company’s managers was fixed in an amount corresponding to 1053 annual minimum salaries for the class. On a statutorily basis, the Board of Directors shall fix and apportion the individual compensations of the managers within the hereby approved limits.

2. At the Special General Meeting:

a) amendment of the By-laws in order to make the language clearer and to suit it to the best practices of Corporate Management by:

i) complementing the wording of Articles 6, 14, and 27 (caput):

a) “Article 6 - (...) § 1 - The preferred stock shall have no voting rights, and as a consequence thereof, the Article 254-A of the Corporation Law shall not be applicable thereto”.
b) “Article 14 - The Board of Directors shall meet on an annual basis, and on a special basis at any time whatsoever, pursuant to the statutory needs or when the corporate interests so require”.

c) “Article 27 - The General Meeting called and installed in accordance with the law and this By-laws is the supreme body for resolving upon all corporate businesses and for taking the resolutions it sees fit, upon a fifteen (15)-day prior notice for the first call and eight (8) for the second call. In the case of a complex matter, the Meeting may be called with a 30-day prior notice under the current laws.”

ii) inclusion of the subsections in Articles 17 and 25:

a) “Article 17: (...) XVII - approving the creation of Committees or work groups with specific purposes intended for the compliance with the good practices of the Corporate Governance”.

b) “Article 25: (...) I - The Officer for Relationships with Investors shall:

(a) Manage the policy of shares;

(b) Represent the Company before supervision bodies and domestic or international entities of the market where its securities are listed at, particularly CVM [The Brazilian Securities Commission] and BOVESPA [The São Paulo Stock Exchange];

(c) Represent the Company before the investing public and provide all pertinent information;

(d) Take actions for keeping the open company registry with CVM duly updated; and

(e) Perform other activities assigned thereto by the Chief Executive Officer”.

iii) Paragraph 4, Article 27, of the By-laws:

“Article 27 - (...) § 4: “The attorneys and shareholders representatives may attend the General Meetings upon making available, at the headquarters, no later than three working days before the date scheduled for those plenary meetings, the respective proxies and powers of attorney. Should the shareholder have not provided the powers of attorney and proxies within the time period set forth in these By-laws, then the shareholder may attend the Meeting provided that he provides, until the date the Meeting is held, the originals for the documents supporting the powers granted thereto”.

b) Consolidation of the By-laws. Consolidation of VCP’s By-laws, which shall now have the wording contained in Document I of these minutes, which, upon approval by the presiding board, shall be filed at the headquarters.

The publication of these minutes was authorized with the signatures of shareholders omitted, as provided for by the law.

All resolutions were taken upon unanimous votes, with the abstention of those people legally impeded to vote.

Nothing else existing to be addressed at the meeting, the works were adjourned for the time required for drafting these minutes, which was read, checked and approved by the shareholders attending the meeting, who undersign hereto. São Paulo, April 25, 2007. (Ss) Chairman, Valdir Roque; Secretary, Eduardo Lavini Russo. Votorantim Investimentos Industriais S.A., per Proxy Eduardo Lavini Russo. Nova HPI Participações Ltda., per Proxy Priscila Vitiello. BNDES Participações SA., per proxy Álvaro Braga Lourenço;Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, per proxy, Maria Teresa Simão. Investment Funds and Investment Clubs represented by Geração Futuro Corretora de Valores S/A, listed as Document II which, rubricated by the presiding board, is an integral part of these minutes, per proxy, Ângelo Cesar Cossi. Sérgio Feijão Filho. Investment Funds and Investors represented by HSBC Corretora de Títulos e Valores Mobiliários S/A, listed as Document III which, rubricated by the presiding board, is an integral part of these minutes, per proxy, Marco Antonio Iamnhuk. Investment Funds and Investors represented by Citibank NA, listed as Document IV which, rubricated by the presiding board, is an integral part of these minutes, per proxy, Marco Antonio Iamnhuk. PricewaterhouseCoopers Independent Auditors.

Document I
rubricated by the presiding board of the Annual and Special
Meeting held on April, 25, 2007.

Corporate Bylaws
VOTORANTIM CELULOSE E PAPEL S.A.

CHAPTER I - CORPORATE NAME, REGISTERED OFFICE, DURATION AND PURPOSE - Article 1 - The corporation, VOTORANTIM CELULOSE E PAPEL S.A., constituted as a publicly listed company, shall be governed by these Bylaws and their applicable legal provisions. Article 2 - The Corporation has its registered offices and jurisdiction in the city and state of São Paulo at Alameda Santos, 1,357, 6th floor and is authorized to open branches, places of business and offices in any part of Brazil or overseas. Article 3 - The Corporation shall have an indeterminate term of duration. Article 4 - The Corporation’s purpose is: a) the industry and trading, both of a wholesale and retail nature, of pulp, paper, cardboard and any other byproducts of these materials, whether proprietary or of third parties; b) the trading, both of a wholesale and retail nature, of products used for graphics in general; c) the exploration of all industrial and commercial activities directly or indirectly related with its corporate purpose; d) the importation of goods and merchandize related to its corporate purposes; e) the exportation of proprietarily manufactured products and those of third parties; f) representation for its own account or for third parties; g) the participation in other corporations in Brazil or overseas, irrespective of its form or purpose, as a partner, quota holder or shareholder; h) the provision of services of administrative, organizational and financial control on behalf of affiliated or third party corporations; i) the management and implementation of forest and reforestation projects, whether of a proprietary nature or for third parties, including the management of all the agricultural activities instrumental in the production, supply and distribution of raw materials for the manufacture of pulp, paper, cardboard and any other byproducts of these materials; and j) the rendering of technical services of a consultancy and advisory nature to its controlled companies and to third parties. CHAPTER II - CAPITAL STOCK AND SHARES - Article 5 - Capital Stock is R$ 3,052,211,393.59 divided into 204,145,507 shares, which 105,702,452 are common shares and 98,443,055 are preferred shares, no par value. Paragraph 1 - Stock and cash dividends shall be distributed based on the paid-up capital. Paragraph 2 - The common and preferred shares shall be in nominative format and a book entry sub-format. Paragraph 3 - The shares may not be converted from common to preferred and vice-versa. Paragraph 4 - Each common share shall correspond to one vote in decisions taken by the General Shareholders’ Meetings. Paragraph 5 - The shareholders shall have preemptive rights in the subscription of shares to increases in the Capital Stock, respecting the proportion of the same type and class of the shares in relation to those already held. Paragraph 6 - The new shares resulting from any increase in the capital stock shall be posted and credited to the shareholders’ deposit accounts within a maximum term of 60 (sixty) days, as from the of the publication of the Respective General Meeting’s minutes. Paragraph 7 - The issue of founders’ shares is expressly forbidden. Article 6 - The preferred shares shall have the following advantages: a) minimum priority annual, non-cumulative dividend proportional to their type pursuant to Article 29, subsection III, of these Bylaws; b) participation in the Corporation’s profits under equal conditions with the common shares as well as in the distribution of bonus stock, resulting from the capitalization of reserves of any type; c) all the other rights that have been attributed to common shares, however, conditional on the restriction mentioned in Paragraph 1 below of this Article; d) priority in the reimbursement of capital in the event of the Corporation’s liquidation; e) participation on equal terms with the other types of shares, in the distribution of dividends that exceed that referred in letter "a" of this Article; f) a dividend 10% (ten percent) larger than that attributed to the common shares. Paragraph 1 - The preferred shares shall have no voting rights, and as a consequence thereof, the Article 254-A of the Corporation Law shall not be applicable thereto. Paragraph 2 - The Corporation may issue new classes of preferred shares, or increase the number of already existing preferred share classes, irrespective of the proportion to the remaining preferred shares, conditional on the maximum two-thirds limit of preferred shares in relation to the total number of issued shares. CHAPTER III - MANAGEMENT - Article 7 - The Corporation shall be managed by a Board of Directors and a Board of Executive Officers, with powers and functions attributed to them in law and by these Bylaws. Sole Paragraph - Without prejudice to the other duties set forth herein and by law, the managers newly elected by the Company (Officers and Members of the Board of Directors) must, before taking office, sign an Agreement of Consent of the Managers to the Bovespa Level 1 Differentiated Practices of Corporate Governance, pursuant to its Regulations and the Contract entered into between the Company and Bovespa. SECTION I - BOARD OF DIRECTORS - Article 8 - The Board of Directors shall be made up of at least 3 (three) and a maximum of 10 (ten) members, all shareholders, elected by the General Meeting, with a term of office of 2 (two) years, beginning on the date of the signature of the deed of investiture transcribed to the appropriate register. Article 9 - All members of the Board of Directors are eligible for reelection, and should this not be the case, shall remain in their positions until the investiture of their substitutes. Article 10 - the Board of Directors shall have a Chairman and may have a Vice-Chairman, appointed by the same General Meeting, which elects the members of the Board, or by a meeting of the Board of Directors itself. Article 11 - The members of the Board of Directors shall be elected by a simple majority vote of the shareholders present at the General Meeting. Article 12 - In the cases of vacancy or permanent impairment of a board member, the substitute member shall be nominated by the remaining members to conclude the term of office begun by the member being replaced. Article 13 - During the absence and temporary impairment of the Chairman, the Vice Chairman shall assume the position, and in the absence of both, the Board shall elect, among its members, those that will act as provisional substitutes. Article 14 - The Board of Directors shall meet on an annual basis, and on a special basis at any time whatsoever, pursuant to the statutory needs or when the corporate interests so require. Sole Paragraph - Members may participate in meetings of the Board of Directors, through electronic, telephonic or audiovisual means. Article 15 - The Board of Directors’ meetings shall be presided by its Chairman or another board member appointed by those present and the minutes recorded by any person indicated by those present. The minutes of the respective meetings shall be transcribed to the minutes register. Article 16 - The quorum for a Board meeting is represented by one half plus one of its members, with resolutions being passed by a simple majority of votes of the members present, it being incumbent on the Chairman or his substitute, besides his own vote, to have the casting vote in the case of a tie. Article 17 - It is incumbent on the Board of Directors to: I - set the Corporation’s general business policy; II - elect, remove from office at any time, and substitute members of the Board of Executive Officers, assigning their respective duties; III - establish criteria for individual distribution of compensation approved by the General Meeting, among its own members and those of the Board of Executive Officers; IV - oversee the activities of the Board of Executive Officers and the Executive Officers; V - convene the general meetings in cases required by law or when it is judged appropriate; VI - approve expansion plans; VII - authorize the distribution of interim dividends as an advance on the annual dividend payout; VIII - approve the payment or crediting of interest on equity to the shareholders; IX - choose and remove the independent auditors; X - set the issue price of the shares for the increase in capital stock by public or private subscription; XI - prepare and present to the Ordinary General Meeting, the annual report of corporate activities, with supporting financial statements legally required in each fiscal year; XII - decide on increases in capital stock within the authorized limit pursuant to Article 33; XIII - modify the proportion between ordinary and preferred shares up to the limit of one third and two thirds respectively; XIV - submit to the General Meeting a proposal for a plan for granting stock options to the Corporation’s officers or employees; XV - authorize the Board of Executive Officers to execute the buy-back of the Corporation’s own shares, maintaining them as treasury stock, for subsequent sale or cancellation; XVI - to previously deliberate, giving its express authorization to Management to perform the following acts: a) disposition or encumbrance of the company’s real estate; b) issuance of promissory notes (Commercial Papers), for public distribution in Brazil, determining: i. the issuance value and the division into series thereof, ii. quantity and nominal value, iii. conditions of remuneration and indexation, iv. period of maturity of the notes, v. guarantees. vi. statement to prove observance of the legal limits, vii. payment location, viii. contracting of services related to the issuance. Sole Paragraph - The resolution for acts of subparagraph XVI of this article shall only apply if the total value exceeds twenty million Reais (R$ 20,000,000.00) XVII - approving the creation of Committees or work groups with specific purposes intended for the compliance with the good practices of the Corporate Governance. Article 18 - The Board of Directors shall appoint among its number, a member who shall accumulate the functions of Investor Relations Director, with the duties of providing necessary information to the investors, the Stock Exchanges and the Brazilian Securities and Exchange Commission - CVM. SECTION II - BOARD OF EXECUTIVE OFFICERS - Article 19 - The Board of Executive Officers shall be made up of at least 3 (three) and a maximum of 10 (ten) members, shareholders or not, elected by the Board of Directors, with a 1 (one) year term of office, eligible for reelection, being, one President and CEO and the others with no specific designation. Paragraph 1 - The Executive Officers are exempt from pledging or collateralizing shares. Paragraph 2 - The investiture in the position of Executive Officer is effected through the signing of the investiture deed transcribed in the Minutes of the Board of Executive Officers’ minutes register. Paragraph 3 - Terminating the period for which they were elected, the Executive Officers shall continue to exercise their responsibilities until the election and investiture of their elected substitutes. Paragraph 4 - In the case of a vacancy or permanent impairment of an Executive Officer, the Board of Directors shall elect a substitute to conclude the term of office of the officer being replaced. Paragraph 5 - In the absence or temporary impairment of an Officer, the President and CEO shall appoint from among the Executive Officers, one who shall temporarily accumulate the functions of the absent or impaired Officer. Paragraph 6 - The Executive Officers shall receive the compensation that shall be set for each one individually by the Board of Directors. Article 20 - The Board of Executive Officers shall meet when necessary to decide on matters within its powers, established in law or in the Bylaws. Paragraph 1 - The meetings of the Board of Executive Officers shall be presided by the President and CEO. In his/her absence and in the lack of an appointee pursuant to Article 24, the remaining Executive Officers shall immediately elect one of their number to preside at the meeting. Paragraph 2 - The resolutions of the Board of Executive Officers shall be drafted in the minutes and transcribed to the minutes register. Paragraph 3 - The meetings of the Board of Executive Officers shall be called to order with the attendance of at least the majority of its members. Paragraph 4 - The decisions of the Board of Executive Officers shall be taken on a simple majority and in the case of a tie, the President and CEO shall have the casting vote. Paragraph 5 - The decisions of the Board of Executive Officers with respect to the matters cited in Article 21, subsection III, line b, below, must necessarily have the express approval of a member of the Board of Directors, additional to the provisions in Paragraph 4 of this article. Article 21 - It is incumbent on the Board of Executive Officers to: I - exercise the broadest and general management powers within the limits established in law and by these Bylaws; II - practice general legal acts, but unauthorized to grant bonds, guarantees, collaterals or real guarantees on behalf of third parties, except through resolution of Board of Officers pursuant to the following item; III - previously authorize in Meeting of Board of Officers: (a) to establish branches or offices provided for in Article 2 of these By-Laws; (b) to enter any legal businesses binding the Company or exempt third parties from any liability thereupon, including the granting of bonds, guarantees, collaterals or real guarantees on behalf of third parties, with the express approval of a member of Board of Directors with respect to paragraph 5 of Article 20, when amounts are above Twenty Million Brazilian Reais (R$20,000,000.00); (c) to organize subsidiaries or investments in other companies, save the ones arising from tax incentives. Article 22 - The active and passive representation of the Corporation to practice any acts as well as to sign any legal agreements up to R$ 20,000,000.00 (twenty million Reais), pursuant to the exclusive powers of the Board of Directors and Board of Executive Officers in these Bylaws shall be executed through the joint signatures of two Executive Officers or one Executive Officer and an attorney-in-fact or additionally, two legally constituted attorneys-in-fact with specific powers. Paragraph 1 - The attorneys-in-fact shall be nominated by special act, signed by two Executive Directors, in which the powers and validity shall be specified and precise, except when granted to professionals for general jurisdictional purposes, with "ad judicia et extra" powers, or to defend the Corporation’s interests in administrative processes. Article 23 - It shall be incumbent on the President and CEO to: a) convene and preside at meetings of the Board of Executive Officers; b) comply with, and ensure that others comply with these Bylaws, the resolutions of the General Meetings and the resolutions of the Board of Directors and Board of Executive Officers; c) coordinate and supervise the activities of the members of the Board of Executive Officers with the objective of ensuring that the activities of all are compatible with the Corporation’s interests. Article 24 - The President and CEO shall be substituted in his/her absence or impairment, by another Executive Officer appointed by him/her either in writing or verbally. The substitute shall exercise all the functions of the President and CEO pursuant to these Bylaws. Article 25 - It is incumbent on the Executive Officers to assume the individual responsibility of supervising and controlling the activities inherent to their respective areas besides the functions that shall be attributed to them by the Board of Directors and by the President and CEO. I - The Officer for Relationships with Investors shall: a) Manage the policy of shares; b) Represent the Company before supervision bodies and domestic or international entities of the market where its securities are listed at, particularly CVM [The Brazilian Securities Commission] and BOVESPA [The São Paulo Stock Exchange]; c) Represent the Company before the investing public and provide all pertinent information; d) Take actions for keeping the open company registry with CVM duly updated; and e) Perform other activities assigned thereto by the Chief Executive Officer”. CHAPTER IV - FISCAL BOARD - Article 26. Fiscal Board shall operate permanently and shall be comprised of three (03) to five (05) actual members and same number of substitutes, elected by General Meeting, being governed by applicable laws and regulating rules, by these By-Laws and its Corporate Rules. § 1 - Actual members of Fiscal Board are entitled to a compensation fixed by General Meeting, thus respecting the legal minimum limit, and may not receive any other compensation from Company, from a company controlled or affiliated thereby, except if such other compensation arises from or is relate to services provided to Company prior to such election or if such other compensation does not compromise the duty of fiscal member. § 2 - Fiscal Board shall be comprised only by persons fulfilling requirements provided for in law and regulating rules. § 3 - In the event of vacancy of any member in Fiscal Board, respective substitute shall exercise such position. § 4 - Members of Fiscal Board shall exercise their position based on loyalty, care and information duties provided for in law and regulating rules. § 5 - Fiscal Board shall have the following legal duties: (a) To recommend to Board of Directors the election and removal of independent auditors for the Company; (b) To assess independent auditors and internal auditors for the Company; (c) To express on financial reports disclosed by Company; (d) To express on management policy and risk control for the Company; (e) To express on conflicts between Company management and its independent auditors with respect to statements and financial reports for Company; (f) To express on the suitability of Company to legal and/or regulating obligations with respect to financial and accounting matters; and (g) To issue an opinion on complaints and accusations made to Company, suggesting reasonable measures. § 6 - Fiscal Board may, in use of its duties, meet its management, internal auditors and independent auditors for the Company and retain outside consultants and fix their compensation, within reasonable limits, to be paid by Company, upon its prior approval. § 7 - The operation of Fiscal Board shall be regulated by Corporate Rules approved in a proper meeting and shall be filed on Company headquarters. CHAPTER V - GENERAL MEETINGS - Article 27 - The General Meeting called and installed in accordance with the law and this By-laws is the supreme body for resolving upon all corporate businesses and for taking the resolutions it sees fit, upon a fifteen (15)-day prior notice for the first call and eight (8) for the second call. In the case of a complex matter, the Meeting may be called with a 30-day prior notice under the current laws. Paragraph 1 - The General Meeting shall convene ordinarily once a year, in the first four months after the end of the fiscal year, to decide on matters set forth in Article 132 of Law 6,404/76. Paragraph 2 - The General Meeting shall meet on a special basis at any time upon notice of Board Of Directors signed by any of member thereof and also in the events provided for in Law, by notice of shareholders or Fiscal Board. Paragraph 3 - The General Meeting shall be presided by a president and the minutes recorded by a secretary chosen by the those shareholders present and enjoying voting rights. Paragraph 4 - The attorneys and shareholders’ representatives may attend the General Meetings upon making available, at the headquarters, no later than three working days before the date scheduled for those plenary meetings, the respective proxies and powers of attorney. Should the shareholder have not provided the powers of attorney and proxies within the time period set forth in these By-laws, then the shareholder may attend the Meeting provided that he provides, until the date the Meeting is held, the originals for the documents supporting the powers granted thereto. CHAPTER VI - FISCAL YEAR, FINANCIAL STATEMENTS AND PROFITS - Article 28 - The fiscal year shall begin on January 1 and conclude on December 31 of each year, on which date the corresponding financial statements shall be raised pursuant to the legal requirements. Sole Paragraph - The Corporation may raise interim balance sheets at any period during the fiscal year, and these may then be used as a basis on which the Board of Directors shall approve interim dividends pursuant to provisions in the Bylaws. Article 29 - Management shall propose to the Ordinary General Meeting the allocation of the net income for the fiscal year, distributing this obligatorily and successively as follows: I - 5% (five per cent) for the constitution of the legal reserve that shall not exceed 20% (twenty percent) of the capital stock; II - the amount corresponding to the constitution of contingency reserves; III - 25% (twenty-five per cent), at least, shall be distributed as payment of the mandatory annual dividend to shareholders, calculated pursuant to Article 202 of Law 6,404/76; IV - the remaining balance shall be distributed in accordance with the decision of the General Meeting, as provided in law. Sole Paragraph - The payment of dividends shall be effected within a maximum of 60 (sixty) days as from the date the General Meeting or the Board of Directors’ meeting approves the payment. Article 30 - At the discretion of the Board of Directors, payment or crediting to the shareholders of interest on equity may be made, up to the limit permitted in law pursuant to Article 9 of Law 9,249 of December 26 1995. This amount shall be attributed to the value of the mandatory dividends aforementioned in item III of Article 29 in accordance with the pertinent legislation. CHAPTER VII - SHAREHOLDERS’ AGREEMENT - Article 31 - The shareholders’ agreements, with respect to matters alluded to in Article 118, of Law 6,404 of December 15 1976, as well as any other matters, shall be complied with by the Corporation, once these have been filed at the corporate registered offices. Sole Paragraph - The obligations or encumbrances resulting from these agreements shall be extensive to third parties after annotation in the appropriate registers of the Financial Institution appointed by the Corporation. CHAPTER VIII - LIQUIDATION - Article 32 - The Corporation shall be liquidated in the events provided for in law, whereupon, it shall be incumbent on the General Meeting to determine the form of liquidation, electing the liquidators and the members of the Audit Committee, which shall operate on a mandatory basis during the liquidation period. CHAPTER IX - TEMPORARY PROVISIONS - Article 33 - The Corporation, by convening of the Board of Directors or due to the conversion of debentures into nominative common and preferred shares, is authorized, irrespective of changes in the Bylaws, to increase the number of common and preferred shares representing the capital stock up to the limit of 140,000,000 (one hundred and forty million) of common shares and 280,000,000 (two hundred and eighty million) of preferred shares, all with no par value. The Board of Directors may, at its discretion, change the existing proportion between common and preferred shares, up to the limit of one third and two thirds, respectively. Sole Paragraph - The Board of Directors may, pursuant to Article 172 of Law 6,404/76 and Article 33 above, authorize the issue of common and preferred shares, without voting rights, or debentures convertible into common shares and preferred shares without voting rights, with the exclusion or reduction of the term for preemptive subscription rights for existing shareholders, contingent on the issue being made through a stock market sale or public subscription, or by an exchange for shares, in a public offering for acquisition of a controlling stake, as provided in Law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: 04/27/2007	By:	/s/ Valdir Roque
Name: Valdir Roque
Title: Chief Financial Officer